UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2020

Operating and Financial Results

Mexico City, Mexico, April 28, 2020— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the first quarter 2020.

1Q20 Summary

■	Passenger traffic decreased 4.9%, reaching 4.9 million passengers and has been affected as of the second half of March due to the measures implemented because of the health emergency caused by the SARS-CoV2 virus pandemic (“COVID-19”). See section ”COVID-19 update” in this report.
■	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments were Ps. 220 million for the quarter.

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 1Q20 earnings conference call on April 29, 2020 at 11 am Eastern time, 10 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13701963. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

1Q20 Operating Results

Operations, Passengers, and Cargo

During the quarter, one route began operation to one international destination at the Group's airports, while one was canceled. The offer of seats increased 2.3% compared to 1Q19. It is worth mentioning that during March and April there were no definitive cancellations of routes, but temporary suspensions in their operation by the airlines.

Total passenger traffic decreased 4.9%. Of total traffic, 85.6% was domestic and 14.4% was international.

Domestic passenger traffic decreased 4.7%. and international passenger traffic decreased 5.8%.

The decrease in the number of passengers is mainly the result of the measures implemented by the sanitary emergency and that started to be implemented in Mexico and the United States in the second half of March, as well as the consequent significant suspension of flights by airlines operating in our airports and the fall in demand by travelers. During the period from March 1 to March 15, total passenger traffic decreased 2.0% and in the period from March 16 to March 31, total passenger traffic decreased by 60.9%, both compared to the same period of last year.

The airports with the greatest impact on total passenger traffic due to the reduction of frequencies or suspension of flights are:

■	Monterrey (-8.2%), on its Mexico City, Guadalajara and Cancún routes.
■	Culiacán (-5.0%), mainly on its Tijuana route.
■	Tampico (-14.6%), on its Mexico City route.

Commercial Operations

OMA implemented 21 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 97.0%.

Hotel Services

■	The NH Collection Terminal 2 Hotel had a 72.8% occupancy rate, lower by 7.4 percentage points compared to 1Q20. The decrease in occupancy levels occurred mainly during March, where the average was 55.5%. The average room rate was Ps.2,387 per night.
■	The Hilton Garden Inn had a 63.1% occupancy rate, lower by 15.2 percentage points. The decrease in occupancy occurred mainly during March, where the average was 38.5%. The average room rate was Ps.2,301 per night.

Freight Logistics Services

■	OMA Carga’s revenues grew 13.9% as a result of operation of cargo with higher commercial value. During the quarter, handled freight decreased 4.5% to 2,493 metric tons versus 1Q19.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps. 11.0 million, an increase of 19.8%, due to the expansion of an industrial warehouse and contractual increases in rents with clients.

Consolidated Financial Results

Revenues

Aeronautical revenues decreased 3.6%.

Non-aeronautical revenues increased 3.4%. Non-aeronautical revenue per passenger was Ps.90.5.

Commercial revenues increased 8.9%. The line items with the largest increases were:

■	Restaurants, +23.1%, due to new spaces rented at the Monterrey, Culiacán and Zihuatanejo airports, as well as higher revenues from openings in previous quarters.
■	Car rental, +15.1%, derived from the opening of new projects since 2Q19.
■	VIP lounges, +38.6%, due primarily to the growth in the number of customers during January and February, as well as the devaluation of the peso during March.
■	Retail, +6.9%, derived from the start of operation of new brands.

Diversification revenues decreased 4.8%, mainly due to lower revenues from hotel services.

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 0.6%, mainly due to higher payroll expenses.

The major maintenance provision was Ps.48 million. The outstanding balance of the maintenance provision was Ps. 993 million.

The airport concession tax increased 1.2% as a result of higher revenues; technical assistance decreased 3.1%.

As a result of the foregoing, total operating costs and expenses decreased 0.2%.

Operating Income and Adjusted EBITDA

Operating income decreased 3.9% to Ps.1,084 million, with an operating margin of 57.2%.

Adjusted EBITDA decreased 2.4%, with an Adjusted EBITDA margin of 72.2%.

Financing Income, Taxes, and Net Income

Financing Income was Ps.289 million, mainly as a result of the foreign exchange gain.

Taxes were Ps.402 million, and the effective tax rate was 29.3%.

Consolidated net income rose 27.6% to Ps.970 million.

Earnings per share, based on net income of the controlling interest, increased 28.4% to Ps. 2.47; earnings per ADS increased 5.9% to US$0.84. Each ADS represents eight Series B shares.

MDP and Strategic Investments

In 1Q20, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.220 million, comprised of Ps. 181 million in improvements to concessioned assets, Ps. 28 million in major maintenance and Ps. 11 million in strategic investments.

The most important investment expenditures included:

Debt

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the first three months of 2020, cash flows from operating activities decreased 33.0% to Ps.735 million, compared to same period of 2019. This reduction is mainly explained by higher tax payments compared to the first quarter of 2019, as well as the elimination from income of the foreign exchange gain recorded in 1Q20 as it was a non-cash item.

Investing activities used cash of Ps. 129 million in the first three months. Outflows included Ps.136 million for improvements to concessioned assets and Ps.32 million for acquisition of property, plant and equipment.

Financing activities generated an outflow of Ps.232 million, mainly due to the repurchase of shares for a total of Ps.150 million, as well as interest payments totaling Ps.81 million.

Cash increased Ps.374 million, to Ps.4,167 million as of March 31, 2020.

COVID-19 Update

COVID 19: In the second half of March, Mexican authorities began to implement measures to reduce the spread of COVID-19 through recommendations for social distancing and reduction of non-essential activities. On March 30, the General Health Council declared the disease caused by COVID-19 as a health emergency. The next day, the Ministry of Health issued a decree ordering the suspension of non-essential activities in the country until April 30, which on April 21 was extended until May 30. Under this decree, airports are considered essential activities and have remained in operation.

As a result of the measures implemented by the government to contain COVID-19, operations and the number of passengers at our airports have had a significant reduction. Airlines operating at OMA airports have continued to adjust their operating itineraries downward relative to the second half of March, and an increase in operations is not expected until the declared health emergency ends. From April 1 to 22, 2020, the number of total passengers decreased 92.1%, compared to the same period of the previous year.

As of today, no flight restrictions have been issued by Mexican authorities. If new measures that restrict air operations were enacted, or if the current health emergency measures that have already been implemented in the country, which have restricted economic activity, are extended, there could be a significant additional reduction in passengers at our airports.

Currently, the Company cannot estimate the duration or impact of the COVID-19 pandemic nor quantify the material adverse change on our results of operation or statement of financial position for the year 2020. However, OMA notes the following regarding the impact of the COVID-19 pandemic:

a)	The Company maintains a solid cash position and low leverage;
b)	The Company has no significant debt maturities until June 2021 and it does not expect any difficulties in complying with the obligations in its debt agreements; and
c)	OMA does not expect that COVID-19 affects compliance with the investments committed in 2020, the last year of the 2016-2020 master development plan.

Suspension of operations of the Hilton Garden Inn Hotel: As a consequence of the different measures implemented to contain the COVID-19 virus, the operation of OMA hotels has experienced significant decreases. As a consequence, on April 6, 2020, OMA decided to temporarily suspend the services of the Hilton Garden Inn Hotel until at least April 30, 2020, due to a minimum level of occupancy. The hotel is expected to restart operations once the suspension of non-essential activities in Mexico is removed.

Subsequent Events

In consideration of the various measures taken by the Mexican government to reduce the spread of the COVID-19 virus, on April 16, OMA announces the postponement of the Annual General Ordinary and Extraordinary Shareholders’ Meeting (“the Meeting”), which was programmed to be held on April 22, 2020. The Meeting will be held at 10:00am on the 19th day of June, 2020, in Salón Residencia 5, of the Hyatt Regency Mexico City Hotel, Campos Elíseos 218, Colonia Polanco, Alcaldía Miguel Hidalgo, 11560, Mexico City, Mexico.

Matters previously established and announced to be discussed and voted during the Meeting will not be modified. In addition, and in order to preserve the Company’s liquidity in light of the effects of the COVID-19 pandemic, OMA´s Board of Directors has recommended not to declare a dividend at the Meeting to be held on June 19.

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	1Q19	1Q20	% Var
Acapulco	215,213	221,742	**3.0**
Ciudad Juárez	335,294	323,672	**(3.5)**
Culiacán	566,323	538,316	**(4.9)**
Chihuahua	349,381	343,640	**(1.6)**
Durango	95,599	117,642	**23.1**
Mazatlán	311,016	321,951	**3.5**
Monterrey	2,369,668	2,183,037	**(7.9)**
Reynosa	103,419	93,245	**(9.8)**
San Luis Potosí	137,231	137,639	**0.3**
Tampico	167,830	143,630	**(14.4)**
Torreón	157,142	141,036	**(10.2)**
Zacatecas	96,049	100,590	**4.7**
Zihuatanejo	209,336	198,073	**(5.4)**
Total	**5,113,501**	**4,864,213**	**(4.9)**

Domestic Passengers	1Q19	1Q20	% Var
Acapulco	184,352	191,950	**4.1**
Ciudad Juárez	334,234	322,457	**(3.5)**
Culiacán	558,509	530,719	**(5.0)**
Chihuahua	321,819	316,492	**(1.7)**
Durango	81,798	95,710	**17.0**
Mazatlán	169,922	192,315	**13.2**
Monterrey	2,069,233	1,900,009	**(8.2)**
Reynosa	102,738	92,673	**(9.8)**
San Luis Potosí	97,263	99,999	**2.8**
Tampico	155,539	132,887	**(14.6)**
Torreón	142,143	128,517	**(9.6)**
Zacatecas	64,246	68,801	**7.1**
Zihuatanejo	87,740	90,922	**3.6**
Total	**4,369,536**	**4,163,451**	**(4.7)**

International Passengers	1Q19	1Q20	% Var
Acapulco	30,861	29,792	**(3.5)**
Ciudad Juárez	1,060	1,215	**14.6**
Culiacán	7,814	7,597	**(2.8)**
Chihuahua	27,562	27,148	**(1.5)**
Durango	13,801	21,932	**58.9**
Mazatlán	141,094	129,636	**(8.1)**
Monterrey	300,435	283,028	**(5.8)**
Reynosa	681	572	**(16.0)**
San Luis Potosí	39,968	37,640	**(5.8)**
Tampico	12,291	10,743	**(12.6)**
Torreón	14,999	12,519	**(16.5)**
Zacatecas	31,803	31,789	**(0.0)**
Zihuatanejo	121,596	107,151	**(11.9)**
Total	**743,965**	**700,762**	**(5.8)**

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	1Q19	1Q20	% Var
Revenues			
Aeronautical Revenues	1,323,300	1,275,294	(3.6)
Non-Aeronautical Revenues	426,012	440,356	3.4
Aeronautical Revenues + Non-Aeronautical Revenues	**1,749,312**	**1,715,650**	**(1.9)**
Construction Revenues	192,424	180,847	(6.0)
Total Revenues	**1,941,736**	**1,896,497**	**(2.3)**
Operating Costs			
Cost of Services	236,088	229,618	(2.7)
Administrative Expenses	126,652	129,757	2.5
Major Maintenance Provision	41,637	47,807	14.8
Construction Costs	192,424	180,847	(6.0)
Concession Taxes	82,161	83,122	1.2
Technical Assistance Fee	34,819	33,752	(3.1)
Depreciation and Amortization	100,087	107,585	7.5
Other expenses (Revenues) - Net	(52)	-	(100.0)
Total Operating Costs and Expenses	**813,816**	**812,488**	**(0.2)**
Operating Income	**1,127,920**	**1,084,009**	**(3.9)**
Operating Margin (%)	58.1%	57.2%	
Financing (Expense) Income:			
Interest Income	54,858	50,668	(7.6)
Interest (Expense)	(88,398)	(106,077)	20.0
Exchange Gain (Loss) - Net	(10,733)	343,921	n.a.
Total Financing (Expense) Income	**(44,273)**	**288,512**	**n.a.**
Income before Taxes	**1,083,647**	**1,372,521**	26.7
Income Tax	**323,163**	**402,050**	**24.4**
Consolidated Net Income	**760,484**	**970,471**	**27.6**
Consolidated Comprehensive Income	**760,484**	**970,471**	**27.6**
Consolidated Net Income attributable to:			
Non-Controlling Interest	3,896	4,968	27.5
Controlling Interest	756,588	965,503	27.6
Consolidated Comprehensive Income attributable to:			
Non-Controlling Interest	3,896	4,968	27.5
Controlling Interest	756,588	965,503	27.6
Weighted Average Shares Outstanding	393,446,466	390,925,661	
EPS (Ps.)	1.92	2.47	28.4
EPADS (US$)	0.79	0.84	5.9
EBITDA	**1,228,007**	**1,191,594**	**(3.0)**
EBITDA Margin (%)	63.2%	62.8%	
Adjusted EBITDA	**1,269,644**	**1,239,401**	**(2.4)**
Adjusted EBITDA Margin (%)	72.6%	72.2%

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
(Thousands of Pesos)

Monterrey	1Q19	1Q20
Total Revenues	811,591	756,157
Aeronautical Revenues	559,811	528,525
Non-Aeronatical Revenue	165,146	173,488
Construction Revenues	86,634	54,144
Income from Operations	120,826	98,390
EBITDA	148,515	128,199

Culiacán	1Q19	1Q20
Total Revenues	163,039	168,657
Aeronautical Revenues	143,018	137,191
Non-Aeronatical Revenue	15,130	19,518
Construction Revenues	4,891	11,948
Income from Operations	26,358	21,964
EBITDA	30,947	27,143

Chihuahua		
Total Revenues	118,495	104,854
Aeronautical Revenues	88,445	86,932
Non-Aeronatical Revenue	15,094	15,936
Construction Revenues	14,956	1,986
Income from Operations	17,256	14,417
EBITDA	20,777	20,526

Ciudad Juárez		
Total Revenues	91,583	94,246
Aeronautical Revenues	78,537	78,897
Non-Aeronatical Revenue	12,607	13,390
Construction Revenues	439	1,958
Income from Operations	15,191	12,934
EBITDA	18,131	15,942

Mazatlán		
Total Revenues	114,615	123,376
Aeronautical Revenues	99,367	101,913
Non-Aeronatical Revenue	13,937	15,655
Construction Revenues	1,311	5,809
Income from Operations	18,885	16,478
EBITDA	23,167	21,054

Acapulco		
Total Revenues	78,925	90,613
Aeronautical Revenues	62,876	66,581
Non-Aeronatical Revenue	10,328	11,079
Construction Revenues	5,720	12,953
Income from Operations	12,201	15,532
EBITDA	22,757	26,655

Zihuatanejo		
Total Revenues	86,501	88,371
Aeronautical Revenues	75,843	70,754
Non-Aeronatical Revenue	8,243	8,066
Construction Revenues	2,415	9,551
Income from Operations	14,014	15,764
EBITDA	18,630	20,471

Other six airports		
Total Revenues	337,119	333,232
Aeronautical Revenues	219,549	208,831
Non-Aeronatical Revenue	29,916	34,842
Construction Revenues	87,655	89,559
Income from Operations	41,585	37,331
EBITDA	54,784	53,255

Consorcio Grupo Hotelero T2 (1)		
Revenues	63,239	57,160
Income from Operations	19,592	17,016
EBITDA	29,523	26,642

Consorcio Hotelero Aeropuerto Monterrey (1)		
Revenues	26,646	20,723
Income from Operations	8,762	5,069
EBITDA	11,709	7,909

OMA VYNMSA Aero Industrial Park		
Revenues	9,694	11,958
Income from Operations	4,105	5,018
EBITDA	8,704	10,367

(1) Includes results of other equity-method subsidiaries

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.3793 as of March 31, 2019, Ps. 18.8727 as of December 31, 2019 and Ps. 23.5122 as of March 31, 2020.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero
●	Twitter http://twitter.com/OMAeropuertos
●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated April 29, 2020